Lang Michener LLP
Lawyers - Patent & Trade Mark Agents

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57832-0027

Web site: www.langmichener.com

Direct Line: (604) 691-7493
Direct Fax Line: (604) 893-2398
E-Mail: hono@lmls.com

June 26, 2009

BY COURIER & FILED BY EDGAR
MAIL STOP 4628

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-4628

Attention:	Ms. Tracie Towner
Mr. Karl Hiller, Accounting Branch Chief

Dear Sirs/Mesdames:

Nord Resources Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 31, 2009
Form 10-Q for the Quarter Ended March 31, 2009
Filed May 15, 2009
SEC File No. 1-08733

We write on behalf of Nord Resources Corporation (the “Company” or “Nord”) in response to the Staff’s letter of June 19, 2009 (the “Comment Letter”) signed by Karl Hiller, Accounting Branch Chief, Division of Corporation Finance, United States Securities and Exchange Commission (the “Commission”).

On behalf of the Company, we are furnishing to the Commission herewith via the EDGAR system:

(a)	a draft of Amendment No. 1 (the “Form 10-K Amendment”) to the Company’s annual report for the year ended December 31, 2008 on Form 10-K; and

(b)	a draft of Amendment No. 1 (the “Form 10-Q Amendment” and together with the Form 10-K Amendment, the “Amendments”) to the Company’s quarterly report for the quarter ended March 31, 2009.

The Amendments have been redlined to show the changes from the previous filings; clean copies of the Amendments will be enclosed with the couriered copy of this letter.

In addition, we provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the paragraph numbering used in the Comment Letter, and page numbering referred to in each response corresponds to the page numbering in the redlined copy of the draft Form 10-K Amendment or the redlined copy of the draft Form 10-Q Amendment, as applicable. The disclosure changes described below have been made in the draft Form 10-K Amendment and the draft Form 10-Q Amendment transmitted herewith, and will be made in the actual Form 10-K Amendment and Form 10-Q Amendment when filed with the Commission. The Company intends to make such filings as soon as the Commission confirms that its comments have been resolved to its satisfaction.

Capitalized terms used herein and not defined, have the same meanings given such terms in the draft Form 10-K Amendment.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements, page F-1

Note 2 – Summary of Significant Accounting Policies, page F-7

Property and Equipment, page F-12

1.

Please expand your disclosure under this heading to discuss your accounting policy for the costs of acquiring and developing mineral properties, as well as the costs you have characterized as construction in progress, amounts you appear to have reclassified to property and equipment in the subsequent interim period.

Please be sure to identify the types of mineral property costs you have accumulated in this account and state your rationale for the separate presentation and depreciation methodology, particularly as it may relate to the point at which you have subjected those costs to DD&A; the extent to which the equipment and facilities associated with these costs have been utilized in production during 2008 should be clear.

The disclosure in Note 2 – Summary of Significant Accounting Policies, under the subheading Property and Equipment is being substantially expanded as follows (pages F-12 – F-13):

“Property and equipment are carried at cost. Mineral exploration costs, as well as drilling and other costs incurred for the purpose of converting mineral resources to proven and probable reserves or identifying new mineral resources at exploration, development or production stage properties, are charged to expense as incurred. Development costs are capitalized beginning after the existence of proven and probable reserves have been established. Development costs include costs incurred resulting from mine pre-production activities undertaken to gain access to proven and probable reserves including ramps, permanent excavations, infrastructure, removal of overburden and the substantial completion of the testing phase of the mining and ore processing activites. Additionally, interest expense allocable to the cost of developing mining properties and of constructing new facilities is capitalized until the assets are ready for their intended use.

Construction in progress represents costs capitalized to refurbish and complete the reactivation of Johnson Camp Mine and to get it ready for its intended use. Such costs relate primarily to: (a) the rehabilitation of solution ponds; (b) refurbishment and a modest expansion of the SX-EW copper production facility; (c) the installation of a primary stage crusher, and the purchase and installation of two secondary stage crushers, an agglomerator and conveying equipment; and (d) other project-related items. In February 2009, upon placing these assets in service and the commencement of production of nominal amounts of copper from newly-mined ore during the testing and development phase of the mine, these costs were reclassified into property and equipment.

Expenditures for replacements and improvements are capitalized. Costs related to periodic scheduled maintenance are expensed as incurred. Depreciation for life-of-mine assets, infrastructure and other common costs is determined using the unit-of-production method based on total estimated recoverable proven and probable copper reserves. Development costs and acquisition costs for proven and probable reserves that relate to a specific ore body are depleted using the unit-of-production method based on estimated recoverable proven and probable reserves for the ore body benefited. Depreciation, depletion and amortization using the unit-of-production method is recorded upon extraction of the recoverable copper from the ore body, at which time it is allocated to inventory cost and ultimately included as a component of cost of goods sold. Other assets are depreciated on a straight-line basis over estimated useful lives of up to 16 years for buildings, three to six years for machinery and equipment, and three to five years for mobile equipment. During 2008, depreciation and amortization was only recorded on in-service machinery and equipment involved in the processing of ore from residual leaching and on mobile equipment and vehicles used in the general operation of the facility.”

The Company is also making a consequential revision to the disclosure in Item 7 of the Form 10-K Amendment, Management’s Discussion And Analysis Of Financial Condition And Results Of Operations, under the subheading Critical Accounting Policies And Estimates (page 59).

Note 5 – Pre Commercial Production Costs, page F-16

2.

We note you have disclosure under this heading and on page F-6 of your first quarter 2009 report, indicating that you have devised a policy of capitalizing production costs until you are producing at 75% or more of designed capacity or generating positive cash flows from operations for either seven or thirty days, depending on whether you are making an accounting decision on your old or new ore leaching operations. And on page 5 of your first quarter 2009 report, you indicate that production costs capitalized under this methodology will be amortized in the future, after achieving the activity thresholds described, using your copper resource base estimate.

We do not see support for your policy on capitalizing production costs, considering the guidance in EITF 04-6, which defines the production phase as commencing once saleable minerals are produced regardless of the level of production unless it is a nominal amount; the production stage is also defined in Industry Guide 7. We are also of the view that when utilizing units-of-production in calculating DD&A, production should be with reference to proven and probable reserves, as defined in Industry Guide 7. Tell us why you would not need to adhere to this guidance to comply with generally accepted accounting principles, if that is your view.

The definition of an issuer in the development stage of mining operations contained in paragraph (a)(4)(ii) of the Commission’s Industry Guide No. 7 “… includes all issuers engaged in the preparation of an established commercially minable deposit (reserves) for its extraction which are not in the production stage.” In contrast, the definition of issuers in the production stage of mining operations contained in paragraph (a)(4)(iii) of Industry Guide No. 7 “… includes all issuers engaged in the exploitation of a mineral deposit reserve”. By way of background, the Company commenced copper cathode production from leaching existing ore on the old dumps in January 2008; approximately 2.9 million pounds of copper were produced from such residual leaching during 2008. The Company did not commence mining new ore until completion of the necessary construction work in January 2009, and the production of nominal amounts of copper from the newly-mined ore did not commence until February 2009.

The Company respectfully submits that, since the Company has been in the testing phase of the Johnson Camp Mine (in relation to the mining of new ore) throughout the period covered by its most recent quarterly report, any copper production related thereto is an incidental by-product of such testing. For the reasons set forth below, the Company considers such testing as a necessary part of the developmental stage which must be undertaken before the Company can ultimately enter into the production phase. The Company notes that it produced only 4,341 pounds of incidental copper in February 2009 and 276,387 pounds in March 2009, for a total of 280,728 pounds of incidental copper. In any event, the Company believes that this amount is de minimus in relation to the intended use of the mine, which currently has a designed capacity of approximately 2,083,000 pounds of copper per month (25,000,000 pounds per annum) – the 276,387 pounds of incidental copper produced in March 2009 represents approximately 13 percent of the designed monthly capacity.

In accordance with standard practice in the copper mining industry, the Company’s mining and ore processing activity following the reactivation of the Johnson Camp Mine in January 2009, and continuing throughout the quarterly period ended March 31, 2009, was undertaken at a modest level to test the Company’s mining, conveying, stacking, leaching and SX-EW processing systems. Each of these systems involves the coordination and integration of equipment of varying degrees of complexity and significant human resources. Accordingly, constant monitoring and adjustments are necessary to optimize efficiency and safety.

Through this testing process, the Company has determined that it has achieved design crushing throughput rates on a daily basis, but that certain modifications are necessary to the crushing plant in order to allow it to sustain designed throughput rates on a continuous basis. These include modifications to the conveyor chutes and belt skirting to handle variations in the ore characteristics and installation of two vibratory feeders that will allow choke feeding the secondary crushers to improve particle size and liner life.

In the result, the Company respectfully submits that it has continued to meet the definition of a development stage mining company pursuant to both the Industry Guide No. 7 and paragraph 4 of EITF 04-06 throughout the quarterly period ended March 31, 2009.

Furthermore, in the opinion of management, to regard all costs (and associated revenues) incurred during the development period as operating items ignores the reality that a substantial proportion of the testing and development costs incurred will deliver future economic benefit, as these costs have been incurred to develop the mine for its intended use, which is the achievement of a level of sustainable commercial production. Pursuant to paragraph 25 of FASB Concept Statement No. 6, “… assets are probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.” In addition, paragraph 30 states, “… assets other than cash benefit an entity by being exchanged for cash or other goods or services, by being used to produce goods or services or otherwise increase the value of other assets.” Therefore, the Company respectfully submits that the costs capitalized meet the definition of an asset and are properly accounted for in the consolidated financial statements.

Management continues to refine the Company’s estimates of future production and the level that is consistent with a sustainable level of commercial production, as well as the requisite capital to achieve the production stage. Accordingly, the Company considers the potential that certain costs incurred during the development phase may be related to and/or consistent with operations that are inefficient, or are costs that are and will continue to be incurred as a result of normal mining operations. In such cases, these costs are expensed as incurred. It is the Company’s expectation that, as the Johnson Camp Mine progresses toward the production phase, the percentage of costs incurred to get the Mine to its intended state, and are therefore capitalized, will decrease.

As stated in note 5 to the Company’s audited consolidated financial statements included in its annual report on Form 10-K for the year ended December 31, 2008, as originally filed with the Commission, the Company had determined that commercial production from existing heaps should be defined as either operating at a minimum of 75% of designed capacity or generating positive cash flows from operations for a period of seven days (due to the testing involved with new mining operations, the Company determined that the seven-day threshold should be increased to thirty days with respect to ore heaps established from the mining of new ore). The Company’s definition of commercial production – that is, production of copper at a level that would effectively place it into the production phase - was determined in consultation with the Company’s accountants, engineers and metallurgists, and was based upon a range of criteria, such as;

  A nominated percentage of design capacity for the mine;

  Mineral recoveries at or near expected levels; and

  The achievement of continuous production or other output.

The above factors were to be reconsidered on a recurring basis in the event of, among other items, any significant delays in development, or if pre-determined commercial levels of production could not be achieved due to external factors.

Applying these thresholds, the mining operations for the existing heaps were determined to be in the production stage effective February 1, 2008; mining operations for new ore have yet generated sufficient copper production to meet these thresholds.

In light of the definitions of a production stage mining company contained in Industry Guide No. 7 and EITF 04-06, the Company is revising note 5 to its audited consolidated financial statements forming part of the draft Form 10-K Amendment (at page F-16) to include the following disclosure:

“Costs incurred to get the mine ready for its intended purpose and that provide benefits to future periods, net of the realized value of nominal amounts of copper sold during the period, are capitalized as mine development costs. Costs incurred upon the attainment of the production stage, which is determined upon the achievement of levels of commercial production that are not a result of the development and testing of the mining process are expensed as incurred. The attainment of the production stage from residual leaching operations was achieved effective February 1, 2008.”

The Company believes that, under its revised definition of commercial production, it entered the production stage from the mining of new ore commencing in April 2009, given its success in producing approximately 704,000 pounds of copper in that month. The Company intends to reflect this in its quarterly report for the quarter ending June 30, 2009, to be filed with the Commission on Form 10-Q.

As of December 31, 2008, total mine development costs (net of revenue) for residual leaching of existing pads which related to costs incurred prior to the production of ore from the existing leach heaps was $572,765. In February 2008, the first month of copper production from the existing leach heaps, the existing heaps were considered to have reached commercial production and no additional mine development costs were capitalized. During 2008 and the first quarter of 2009, $104,731 and $58,504, respectively, of these costs were charged to operations.

As of December 31, 2008, the Company had capitalized $189,763 in mine development costs; no new ore had been mined as of that date. During the quarter ending March 31, 2009, the Company capitalized an additional $1,651,317 (net of revenue of $748,776 – for which production of nominal amounts of new ore began in February 2009 – 4,341 pounds and 276,387 pounds in February and March 2009, respectively) of mine development and testing costs related to getting the mine fit for its intended use of producing new ore, or the production phase. Accordingly, as of December 31, 2008 and March 31, 2009, the Company had capitalized a net amount of approximately $189,763 and $1,841,080, respectively, of total mine development costs related to the mining of new ore. These amounts represented .43% and 4.17% of total capitalized property and equipment at December 31, 2008 and March 31, 2009, respectively.

Note 6 – Property and Equipment, page F-16

3.

We note you present construction in progress of $36,944,454 and $10,795,491 as of December 31, 2008 and 2007, respectively. Please expand your disclosure to discuss the nature of the items included in these amounts, similar to the description you provide on page 44, and to indicate the reason these are reported as construction in progress.

Construction in progress represents costs capitalized to complete the reactivation of the Johnson Camp Mine and to get it ready for its intended use. Such costs relate primarily to: (a) the rehabilitation of solution ponds; (b) refurbishment and a modest expansion of the SX-EW copper production facility; (c) the installation of the Company’s primary stage crusher, and the purchase and installation of two secondary stage crushers, an agglomerator and conveying equipment; and (d) other project-related items. In February 2009, upon placing these assets into service and the commencement of nominal copper production from newly-mined ore during the development and testing phase of the mine, these costs were reclassified into property and equipment.

As indicted in the Company’s response to Comment 1, above, the disclosure in Note 2 – Summary of Significant Accounting Policies, under the subheading Property and Equipment; is being substantially expanded (page F-12). In addition, Note 6 – Property and Equipment, is being substantially expanded to include the following disclosure (page F-17):

“Construction in progress represents costs capitalized to complete the refurbishment and reactivation of the Johnson Camp Mine to get it ready for its intended use. Such costs relate primarily to: (a) the rehabilitation of solution ponds; (b) refurbishment and a modest expansion of the SX-EW copper production facility; (c) the installation of a primary stage crusher, and the purchase and installation of two secondary stage crushers, an agglomerator and conveying equipment; and (d) other project-related items. Upon placing these assets into service, these costs will be reclassified into property and equipment and the recording of depreciation, depletion and amortization expense will commence.”

Note 12 – Copper Price Protection Program, page F-22

4.

We note your disclosure stating that you have established a price protection program, consisting of forward contracts and call options, covering 26% of your estimated copper production from the Johnson Camp Mine over the next three years. You indicate that you are applying hedge accounting to these derivative contracts, as these are hedging the cash flows associated with future production, although your disclosure in Note 14 on page F-24 states that you have a separate sales agreement that covers 100% of your production, beginning February 1, 2008 continuing through 2012.

Tell us whether you are required to deliver copper under the forward contracts utilized in your price protection program; and explain how the hedging relationship is maintained, given that you have committed all production under the sales agreement.

In connection with the Credit Agreement dated June 28, 2007 with Nedbank, the Company agreed to implement a price protection program with respect to a specified percentage of copper output from the Johnson Camp Mine. Under the design of this price protection program, the Company is not required to physically deliver the notional amounts of copper upon settlement of the forward contracts utilized. Accordingly, these contracts are net cash settled upon maturity and/or settlement.

The Company is revising the disclosure in Note 12 – Copper Price Protection Program (page F-24), to replace the reference to “synthetic put structure” with “financial derivatives” in describing the copper price protection program, and added the following clarification:

“These financial derivatives do not require the physical delivery of copper cathode and are expected to be net cash settled upon maturity and/or settlement of the contracts. As of December 31, 2008, the estimated amount of copper production hedged was approximately 39.34%, 31.75% and 21.16% of the total estimated copper production for the years ending December 31, 2009, 2010, and 2011, respectively.”

The disclosure in Note 14 describes the Company’s Sales Agreement with Red Kite Master Fund Limited (“Red Kite”). Under this agreement, the Company is obligated to sell to Red Kite, at the average monthly COMEX price for high grade copper, 100% of its production of copper from the Johnson Camp Mine. Accordingly, the Sales Agreement with Red Kite does not eliminate the commodity price risk associated with the Company’s copper production and is not associated with the Company’s copper protection program, thus maintaining the hedging relationship between the Company’s copper production and the underlying derivatives utilized to hedge such production.

5.

We note your disclosure on page F-14 of your third quarter 2008 interim report explaining that you reclassified contracts that were part of your price protection program, covering 242 metric tons of copper, to trading securities because forecasted production of copper no longer matched your hedged position. And you have disclosure on page F-11 of your first quarter report of 2009, explaining that you again reclassified similar contracts, covering 579 metric tons of copper, to trading securities. We understand that you recognized additional income in each instance that had been deferred to AOCI. We also note that you have disclosure on page F-23 of your annual report indicating that you sold some of your forward contracts that had been part of the hedging program.

Tell us the reasons for the difficulty you are having in maintaining hedge relationships, particularly given your disclosure indicating that just 26% of your estimated copper production is covered by your price protection program. Provide details sufficient to understand why from your perspective the guidance in paragraph 494 of SFAS 133 would not be problematic for your continued use of hedge accounting.

As of December 31, 2008, the copper price protection program does cover approximately 26% of the estimated total copper production from the Johnson Camp Mine for the period from January 1, 2009 – December 31, 2011. Furthermore, as of December 31, 2008, the estimated amount of copper production hedged was 39.34%, 31.75% and 21.16% of the total estimated copper production for the years ending December 31, 2009, 2010, and 2011, respectively. Accordingly, during the years ending December 31, 2009, 2010 and 2011, the Company has hedged a monthly production amount of 837,757, 661,387 and 440,925 pounds of copper, respectively, versus an expected monthly production amount of approximately 2,083,333 pounds at capacity. Therefore, the Company believes that it will produce the requisite amount of copper to cover the notional amounts of the forward contracts for future settlements, with any potential shortfalls being minimized and restricted to the second and third quarters of 2009.

The Company’s inability to match a certain amount of its hedged position with actual production for the first quarter of 2009 is primarily due to: (a) a delay in the commissioning of the SX-EW plant until January 2009, and (b) ramp-up issues experienced since the commencement of mining of new ore, as described above in the Company’s response to Comment No. 2. The Company does not believe that either of these issues will have a long-term impact on its ability to reach the Company’s targeted annual production of 25 million pounds of copper cathode, and to produce at least that amount of production that is hedged. Therefore, the Company does not believe that the inability to produce the requisite copper production during the first quarter of 2009 indicates a pattern of determining that hedged forecasted transactions probably will not occur, or that this indicates an inability to accurately predict forecasted transactions such that the propriety of the Company’s usage of hedge accounting under SFAS 133, “Accounting for Derivatives and Hedged” is called into question.

The Company is adding the following disclosure to Note 12 – Copper Price Protection Program (page F-24):

“The Company’s inability to match a certain amount of its hedged position with actual production for the first quarter of 2009 is primarily due to a delay in the completion of the reactivation work at the Johnson Camp Mine and ramp up issues experienced during the testing and development phase of the mine. The Company does not believe that either of these issues will have a long term impact on its ability to reach that amount of production that is hedged such that the hedging relationship between the actual amount of production hedged and the notional amounts of the underlying derivatives is substantially maintained in the future in accordance with the requirements for hedge accounting under SFAS 133.”

Note 22 – Fair Value of Financial Instruments, page F-36

6.

We note your disclosure stating, “The fair value for the Company’s long-term debt cannot be determined as the financial instrument is not actively traded. Tell us why you are not able to follow the guidance in paragraph 30 of SFAS 157.

The fair value of the Company’s long term debt has not been determined as the financial instrument is not actively traded. Paragraph 30 of SFAS 157 requires an entity to value instruments with level 3 inputs (unobservable inputs for the asset and liability) based on the best information available under the circumstances. In developing unobservable inputs, the reporting entity need not undertake all possible efforts to obtain information about market participant assumptions. However, the reporting entity shall not ignore information about market participant assumptions that is reasonably available without undue cost and effort. Due to the unique aspects of the Company, including a market capitalization of less than $100 million and the ramp up in the mining of new ore, as well as the lack of comparable companies in the Company’s market, it would be very difficult to value the Company’s debt without significant cost. In addition, we are advised that the Company not become aware of any information which would indicate that market participants would use different assumptions in the valuation of the debt.

Exhibits

Exhibits 31.1 and 31.2

7.

We note your officers’ certifications do not conform to the guidance in Item 601(b)(31)(i) of Regulation S-K, as these are missing the language about internal control over financial reporting in the introductory section of paragraph 4, and paragraph 4(b). Please include revised certifications in an amendment to your filing. This issue also applies to your interim report for the period ended March 31, 2009.

Currently-dated and updated certifications of the Company’s principal executive and financial officers will be filed as Exhibits 31.1, 31.2, 32.1 and 32.2 to the Form 10-K Amendment and the Form 10-Q Amendment at the time of filing of those amended reports. Drafts of the updated certifications are included with the draft Form 10-K Amendment and the draft Form 10-Q Amendment transmitted herewith.

Form 10-Q for the Quarter Ended March 31, 2009

General

8.	Please revise the accounting and disclosure in your interim reports as necessary to comply with all applicable comments written on your annual report.

The Company is including enhanced disclosure in the following notes to the unaudited condensed consolidated interim financial statements for the quarter ended March 31, 2009 forming part of the draft Form 10-Q Amendment: Note 3 – Mine Development Costs (formerly, Pre-Commercial Production Costs)(commencing on page F-7); and Note 8 – Derivative Instruments (commencing on page F-12). Such disclosure is consistent with the revised disclosure set forth above for the draft Form 10-K Amendment.

We trust that the foregoing is responsive to the Commission’s comments, which the Company has found helpful.

Yours truly,

/s/ Herbert I. Ono

Herbert (Herb) I. Ono
for Lang Michener LLP

cc:	Mayer Hoffman McCann P.C.
	Attention:	Timothy Woods, CPA

cc:	Nord Resources Corporation
	Attention:	John T. Perry, President and Chief Executive Officer
Wayne M. Morrison, Chief Financial Officer

HIO/wp Encls.